UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Media Release for first quarter 2011 financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: August 12, 2010

MEDIA RELEASE

SMART reports first quarter 2011 financial results

•	Revenue of $219.2 million, up 38% year-over-year

•	Record unit sales with 115,922 SMART Board™ interactive whiteboards sold

•	Gross margin of 50.5%

•	Adjusted EBITDA of $65.6 million

•	Net Income: $5.0 million GAAP; $29.1 million non-GAAP

CALGARY, Alberta, August 12, 2010—SMART Technologies Inc., (NASDAQ: SMT) (TSX: SMA), a global provider of interactive whiteboards, today announced financial results for its first quarter ended June 30, 2010.

“We are very pleased with our strong fiscal first quarter results, which highlight our solid execution and the continued adoption of SMART’s collaborative technology solutions in the marketplace,” stated Nancy Knowlton, President and CEO of SMART. “We benefited from healthy year-over-year demand across all our geographic regions, particularly in North America. Our hardware and software solution continues to resonate with teachers and administrators, as they recognize the value of having the integrated SMART solution in the classroom.”

Knowlton continued, “The successful completion of our IPO in July was an important milestone for our company. With greater brand awareness and enhanced resources, SMART is well positioned to execute its growth strategy and further strengthen its position as the worldwide leader in interactive whiteboard technology. Going forward, we will remain focused on expanding our customer base within our core education segment, capitalizing on cross-selling opportunities, strengthening our presence in the business and government markets, and leveraging our leadership in interactive optical touch technologies.”

GAAP Results
	Q1 2011	Q1 2010
Revenue	$219.2 million	$158.5 million
Net Income	$5.0 million	$54.9 million

Non-GAAP Results
	Q1 2011	Q1 2010
Adjusted EBITDA	$65.6 million	$50.6 million
Adjusted Net Income	$29.1 million	$21.0 million

Total revenue for the first quarter of fiscal 2011 was $219.2 million, an increase of 38.3% compared to $158.5 million in the prior-year period. In addition to record quarterly revenue, the first quarter was also a record for SMART from a unit sales perspective, with 115,922 SMART Board interactive whiteboards sold in the quarter, an increase of 26.0% from 91,996 units sold in the prior-year period.

Gross profit for the first quarter of fiscal 2011 was $110.7 million, an increase of 38.2% compared to $80.1 million in the prior-year period. Gross margins for the first quarter were 50.5%, compared to 50.6% for the same period last year.

Adjusted EBITDA for the first quarter of fiscal 2011 was $65.6 million, representing an adjusted EBITDA margin of 29.2% and an increase of 29.7% compared to the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $5.0 million for the first quarter of fiscal 2011, compared to $54.9 million in the prior-year period. GAAP EPS was $0.03 based on 159.2 million weighted-average diluted shares outstanding, compared to $0.32 based on 170.1 million weighted-average diluted shares outstanding during the same period last year. GAAP net income during the quarter ended June 30, 2010, includes a $21.0 million foreign exchange loss, primarily due to the conversion of our U.S. dollar-denominated long-term debt into the company’s functional currency of Canadian dollars, compared to a $36.0 million foreign exchange gain during the same period last year. Adjusted Net Income for the first quarter of fiscal 2011 was $29.1 million, an increase of 38.3% compared to $21.0 million in the same period last year. Adjusted EPS was $0.18 based on 159.2 million weighted-average diluted shares outstanding, compared to $0.12 based on 170.1 million weighted-average diluted shares outstanding for the first quarter of 2010.

A reconciliation of GAAP to non-GAAP financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below under the heading “Non-GAAP financial measures.”

As of June 30, 2010, SMART had cash and cash equivalents of $88.5 million and $526.6 million of debt outstanding. Subsequent to the end of the quarter, SMART closed its Initial Public Offering on July 20, 2010, receiving proceeds of $135.0 million net of underwriting commissions and offering expenses and repaid $59.2 million of outstanding debt.

Conference call information

SMART will host a conference call today, August 12, 2010, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results and business outlook. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #89829769. A live webcast of the conference call will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through August 26, 2010, by dialing 800.642.1687 (North America) or 706.645.9291 (outside North America). The replay pass code is 89829769.

About SMART

SMART Technologies, the global leader in interactive whiteboards, develops easy-to-use integrated products and services that improve the way the world works and learns. For more than 20 years, innovation and commitment to excellence have been at the core of our business. We help educators achieve better results with technology products that support student-centered learning. We help businesses become more productive with easy-to-use collaboration solutions that enable better results. Our success is driven by our deep commitment to and engagement with both the education and business communities.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements which include the words “expect”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the expansion of our existing customer base in education, cross-selling opportunities, the strengthening of our presence in the government and business markets, and leveraging our leadership in interactive optical touch technologies.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Registration Statement on Form F-1, our final Canadian prospectus and in our interim management’s discussion and analysis, as well as the following:

•	Our ability to manage our growth;

•	Competition in our industry;

•	Our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	Third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	Our ability to enhance current products and develop and introduce new products;

•	The development of the market for interactive learning and collaboration products;

•	Reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	Our ability to grow our sales in foreign markets;

•	Our ability to manage risks inherent in foreign operations;

•	Our ability to protect our brand;

•	Our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	Our ability to manage our component and product manufacturing and logistical services successfully;

•	The reliability of component manufacturing, product assembly and logistical services provided by third parties;

•	Possible changes in the demand for our products;

•	Our ability to successfully execute our strategy to grow in the business and government markets;

•	Our ability to integrate the operations of the various businesses we acquire, including NextWindow;

•	Our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	Our ability to manage cash flow, foreign exchange risk and working capital.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP financial measures

This release includes the non-GAAP financial measures Adjusted EBITDA and Adjusted Net Income. We define Adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, acquisition costs and other income (loss). We define Adjusted Net Income as earnings before foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income, income from operations or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of the business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance,

Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. In addition, we believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(thousands of U.S. dollars, except share amounts, per share amounts, percentages,

volumes and average selling prices)

For the three months ended June 30, 2009 and 2010

	June 30, 2009	June 30, 2010
Revenue	$158,460	$219,173
Cost of sales	78,351	108,502

Gross margin	80,109	110,671

Expenses
Selling, marketing and administration	27,958	42,870
Research and development	7,150	10,725
Depreciation and amortization	2,319	8,611
Interest expense	14,887	13,487
Foreign exchange (gain) loss	(36,042)	21,004
Other loss (income), net	166	(162)

	16,438	96,535

Income before income taxes	63,671	14,136
Income tax expense	8,788	9,147

Net income	$54,883	$4,989

Earnings per share amounts
Basic and diluted earnings per share	$0.32	$0.03
Weighted number of shares outstanding	170,096,497	159,167,268

Selected Data
Revenue by geographic location
North America	$123,458	$175,374
Europe, Middle East and Africa	28,767	31,373
Rest of World	6,235	12,426

	$158,460	$219,173

As a percent of revenue
Gross margin	51%	51%
Selling, marketing and administration expenses	18%	20%
Research and development expenses	5%	5%

Adjusted EBITDA(1)	$50,596	$65,629
Adjusted EBITDA as a percentage of revenue(1) (2)	31%	29%

Adjusted Net Income(3)	$21,029	$29,085
Adjusted Net Income per share(3)(4)	$0.12	$0.18
Weighted number of shares outstanding	170,096,497	159,167,268

Total number of SMART Board interactive whiteboards sold(5)	91,996	115,922
Average selling price of SMART Board interactive whiteboards sold(6)	$1,226	$1,315

(1)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(2)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(3)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(4)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(5)	Includes SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors.
(6)	Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(thousands of U.S. dollars)

	March 31, 2010	June 30, 2010
ASSETS
Current assets
Cash and cash equivalents	$230,169	$88,478
Trade receivables	81,901	127,284
Other current assets	11,972	16,073
Inventory	58,743	77,430
Deferred income taxes	11,683	11,693

	394,468	320,958

Property and equipment	107,999	102,269
Goodwill and intangible assets	506	83,578
Deferred income taxes	14,962	6,070
Deferred financing fees	9,652	8,775
Other long-term assets	507	—

	$528,094	$521,650

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$119,984	$124,104
Deferred revenue	24,697	26,488
Income taxes payable	5,523	15,735
Current portion of long-term debt	94,211	51,881

	244,415	218,208

Long-term debt	903,587	474,734
Other long-term liabilities	—	234
Deferred revenue	74,407	73,706

	1,222,409	766,882
Shareholders’ deficit
Share capital	161,274	577,014
Accumulated other comprehensive (loss) income	(24,364)	3,990
Deficit	(831,225)	(826,236)

	(694,315)	(245,232)

	$528,094	$521,650

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(thousands of U.S. dollars)

For the three months ended June 30, 2009 and 2010

	June 30, 2009	June 30, 2010
Cash provided by (used in)
Operations
Net income	$54,883	$4,989
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization	3,259	10,464
Non-cash interest expense on long-term debt	8,213	5,864
Unrealized (gain) loss on foreign exchange	(35,964)	18,126
Deferred income tax expense (recovery)	5,759	(7,428)
Loss on disposal of property and equipment	218	—
Changes in non-cash working capital	(28,526)	(44,407)

Cash provided by (used in) operating activities	7,842	(12,392)
Investing
Business acquisition	—	(74,026)
Capital expenditures	(7,973)	(6,390)
Intangible assets	—	(29)

Cash used in investing activities	(7,973)	(80,445)
Financing
Net debt proceeds (repayments)	6,227	(49,224)
Participant equity loan plan, net	—	1,656

Cash provided by (used in) financing activities	6,227	(47,568)
Effect of exchange rate changes on cash and cash equivalents	3,161	(1,286)

Net increase (decrease) in cash and cash equivalents	9,257	(141,691)
Cash and cash equivalents, beginning of period	37,055	230,169

Cash and cash equivalents, end of period	$46,312	$88,478

SMART Technologies Inc.

Reconciliation of GAAP and Non-GAAP Results

(thousands of U.S. dollars)

For the three months ended June 30, 2009 and 2010

	June 30, 2009	June 30, 2010
Adjusted EBITDA
Net income	$54,883	$4,989
Income tax expense	8,788	9,147
Depreciation in cost of sales	940	1,854
Depreciation and amortization	2,319	8,611
Interest expense	14,887	13,488
Acquisition costs	—	951
Other loss (income), net	166	(162)
Foreign exchange (gain) loss	(36,042)	21,004
Change in deferred revenue(1)	4,655	5,746

Adjusted EBITDA	$50,596	$65,629

(1)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $9,816 and $12,728 in the three months ended June 30, 2009 and June 30, 2010, respectively.

For the three months ended June 30, 2009 and 2010

	June 30, 2009	June 30, 2010
Adjusted Net Income
Net income	$54,883	$4,989
Adjustments to net income
Foreign exchange (gain) loss	(36,042)	21,004
Change in deferred revenue	4,655	5,746
Amortization of intangible assets	—	1,836

	(31,387)	28,586
Tax impact on adjustments(1)	2,467	4,490

Adjustments to net income, net of tax	(33,854)	24,096

Adjusted Net Income	$21,029	$29,085

Adjusted Net Income Per Share
Basic and diluted earnings per share	$0.32	$0.03
Adjustments to net income, net of tax, per share	(0.20)	0.15

Adjusted Net Income per share	$0.12	$0.18

(1)	Reflects the tax impact on the adjustments to net income. The foreign exchange (gain) loss is primarily the result of the conversion of our U.S. dollar-denominated debt. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position relative to the Canadian dollar equivalent when the debt was incurred at an average rate of 1.05, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position, a valuation allowance is taken against it and the amount is not tax-effected.

For more information, please contact:

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2010 SMART Technologies. SMART Board, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.